Exhibit 99.1

PANDORA REPORTS Q3 2018 FINANCIAL RESULTS
Year-Over-Year Revenue Growth Accelerates, Gross Margins Expand in Q3

•	Q3 Revenue was $417.6 million, growing 16% year-over-year, excluding Australia and New Zealand & Ticketfly

•	Q3 Subscription revenue was $125.8 million, growing 49% year-over-year

•	Q3 Advertising revenue of $291.9 million, improved year-over-year growth

•	Ad RPM hit an all-time high of $77.83, growing 11% year-over-year

•	Added 784,000 subscribers, reaching approximately 6.8 million total subscribers

•	Non-GAAP gross margins increased 500 basis points sequentially

•	Partnership with SoundCloud will increase Pandora’s U.S. ad audience reach to over 100 million users

•	Announced acquisition by SiriusXM, creating the world’s largest audio entertainment company

OAKLAND, Calif.- November 1, 2018 - Pandora (NYSE: P) today announced financial results for the third quarter ended September 30, 2018.

“I’m proud of the progress we’ve made over the past year to reinvigorate Pandora,” said Roger Lynch, CEO. “A year ago, we committed to drive listener engagement through product innovation, expand our content, and increase distribution partnerships. We also prioritized making our ad tech capabilities a strategic advantage. And we executed. We launched new products like Premium Access, delivering on-demand functionality and improved listener engagement in our ad-supported tier; forged partnerships with leading brands such as T-Mobile, AT&T, Comcast, and Snap; and solidified our global leadership in digital audio advertising with the acquisition of AdsWizz and the launch of our programmatic audio marketplace.”

Continued Lynch, “Looking ahead, I couldn’t be more excited about Pandora joining forces with SiriusXM. A combined Pandora-SiriusXM will create the world’s largest audio entertainment company, bringing Pandora additional resources to accelerate growth and building on SiriusXM’s leadership in the car, subscription expertise, and unique content.”

Added CFO Naveen Chopra, “Our Q3 financial results, which exceeded both revenue and adjusted EBITDA guidance, showed meaningful improvement. Revenue growth accelerated, thanks to better monetization and a fast-growing subscription business; gross margins are expanding as evidenced by a 500 basis point sequential improvement in Q3; and we’re operating more efficiently: we recorded a 300 basis point reduction in operating expenses (excluding marketing and subscription commissions) as a percentage of revenue. All of this puts us on track to significantly improve cash flow and adjusted EBITDA next year and beyond.”

Third Quarter 2018 Financial Results & Highlights

SiriusXM Transaction: Pandora announced a definitive agreement under which SiriusXM will acquire Pandora in an all-stock transaction valued at approximately $3.5 billion at announcement. The combination creates the world's largest audio entertainment company with more than $7.0 billion in expected pro-forma revenue in 2018. Additionally, the transaction will benefit the long-term growth potential of both companies: by bolstering Pandora’s position in the car, through co-marketing opportunities, leveraging SiriusXM’s exclusive content in Pandora’s non-music content offerings, including the Podcasting Genome, offering high-value bundled products, and improving SiriusXM’s position in the home.

Strategic Partnerships: Pandora continues to close strategic partnerships, announcing that SoundCloud will use Pandora as its exclusive U.S. advertising and sales representation. This partnership will increase Pandora’s advertising reach to over 100 million listeners in the U.S and highlights the ability of Pandora’s sales organization and technology to help publishers better monetize their audiences. Beginning in 2019, the agreement will enable advertisers and brands to purchase SoundCloud’s U.S. ad inventory directly through Pandora, leveraging Pandora’s direct sales capabilities, targeting data, and recently-launched audio programmatic product. In addition, SoundCloud entered into an agreement to use AdsWizz’s programmatic platform globally.

Revenue Growth: For the third quarter of 2018, total consolidated revenue was $417.6 million, an approximate 16% year-over-year increase compared to the year-ago quarter (excluding Australia, New Zealand and Ticketfly; and including AdsWizz, which was acquired in May 2018). This included $291.9 million in advertising revenue and $125.8 million in subscription revenue. Ad revenue grew approximately 6% year-over-year, the first instance of year-over-year growth since Q3 2017. This was driven by record monetization from high sell-through, the launch of new innovative ad formats and a continued mix shift toward higher CPM advertising products, as well as the inclusion of AdsWizz. Advertising revenue also grew organically year-over-year, excluding the contribution from Adswizz. Subscription revenue grew 49% year-over-year, driven by approximately 1.6 million net new subscribers and higher ARPU due to the growth of Pandora Premium.

Gross Profit and Margins Increase: For the third quarter, total consolidated non-GAAP gross profit was $160.2 million (excluding Australia, New Zealand and Ticketfly). This compared to $131.7 million in the year-ago quarter. Non-GAAP gross profit margin increased by 500 basis points sequentially to 38% in the third quarter, driven by strong advertising revenue and progress with label renewals. GAAP gross profit was $156.1 million compared to $135.9 million in the year-ago quarter.

GAAP Net Loss and Adjusted EBITDA: For the third quarter of 2018, GAAP net loss was $63.7 million or $0.27 per share. This compared to a net loss of $66.2 million or $0.34 per share in the same quarter last year. Our non-GAAP net loss was $15.5 million, or $0.06 per share. This compared to $15.9 million net loss or $0.06 in the year-ago quarter. Adjusted EBITDA was a loss of $3.9 million, compared to a loss of $5.3 million in the same quarter last year. This quarter included a significant increase in year-over-year marketing spend. Non-GAAP operating expenses (excluding app store commissions and marketing spend) as percentage of revenue decreased by 300 basis points year-over-year.

Cash and Investments: For the third quarter of 2018, the Company ended with $387.6 million in cash and investments, compared to $420.8 million at the end of the prior quarter.

Audience: Active users were 68.8 million at the end of the third quarter of 2018, and total listener hours were 4.81 billion for the third quarter of 2018. Pandora Plus and Pandora Premium subscribers were approximately 6.8 million at the end of the third quarter of 2018, and our Premium Access offering continues to show momentum, as over 32 million listeners have used Premium Access since its launch to date.

ABOUT PANDORA
Pandora is the world’s most powerful music discovery platform—a place where artists find their fans and listeners find music they love. We are driven by a single purpose: unleashing the infinite power of music by connecting artists and fans, whether through earbuds, car speakers, or anywhere fans want to experience it. Our team of highly trained musicologists analyze hundreds of attributes for each recording which powers our proprietary Music Genome Project®, delivering billions of hours of personalized music tailored to the tastes of each music listener, full of discovery, making artist/fan connections at unprecedented scale. Founded by musicians, Pandora empowers artists with valuable data and tools to help grow their careers and connect with their fans.

www.pandora.com @pandoramusic |www.pandoraforbrands.com| @PandoraBrands | amp.pandora.com

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving Sirius XM Holdings Inc. (“Sirius”) and Pandora Media, Inc. (“Pandora”). Sirius has filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of Pandora and a prospectus of Sirius and each party will file other documents regarding the proposed transaction with the SEC. Any definitive proxy statement(s)/prospectus(es) will also be sent to the stockholders of Pandora seeking any required stockholder approval. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and stockholders of Pandora are urged to carefully read the entire registration statement that has been filed with the SEC and the definitive proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Sirius and Pandora with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Sirius may be obtained free of charge from Sirius at www.siriusxm.com, and the documents filed by Pandora may be obtained free of charge from Pandora at investor.pandora.com. Alternatively, these documents, when available, can be obtained free of charge from Sirius upon written request to Sirius,1290 Avenue of the Americas, 11th Floor, New York, New York 10104, Attn: Investor Relations, or by calling (212) 584-5100, or from Pandora upon written request to Pandora, 2100 Franklin Street, Suite 700, Oakland, California 94612 Attn: Investor Relations or by calling (510) 451-4100.

Sirius and Pandora and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Pandora in favor of the approval of the merger. Information regarding Sirius’ directors and executive officers is contained in Sirius’ Annual Report on Form 10-K for the year ended December 31, 2017, its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2018 and June 30, 2018, its Proxy Statement on Schedule 14A, dated April 23, 2018, and its Registration Statement on S-4, dated October 31, 2018, which are filed with the SEC. Information regarding Pandora’s directors and executive officers is contained in Pandora’s Annual Report on Form 10-K for the year ended December 31, 2017, its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2018 and June 30, 2018 and its Proxy Statement on Schedule 14A, dated April 10, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement(s) and the proxy statement(s)/prospectus(es) when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about expected revenue and adjusted EBITDA, the benefits to Pandora from the acquisition of AdsWizz, future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in Sirius’ and Pandora’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: our operation in an emerging market and our relatively new and evolving business model; our ability to estimate revenue reserves; our ability to increase our listener base and listener hours; our ability to attract and retain advertisers; our ability to generate additional revenue on a cost-effective basis; our ability to continue operating under existing laws and licensing regimes; our ability to enter into and maintain commercially viable direct licenses with record labels for the right to reproduce and publicly perform sound recordings on our service; our ability to establish and maintain relationships with makers of mobile devices, consumer electronic products and automobiles; our ability to manage our growth and geographic expansion; our ability to continue to innovate and keep pace with changes in technology and our competitors; our ability to expand our operations to delivery of non-music content; ability to meet the closing conditions to the merger, including the approval of Pandora’s stockholders on the expected terms and schedule and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; failure to realize the expected benefits from the proposed transaction; risks related to disruption of management time from ongoing business operations due to the proposed transaction; Sirius’ or Pandora’s substantial competition, which is likely to increase over time; Sirius’ or Pandora’s ability to retain subscribers or increase the number of subscribers is uncertain; Sirius’ or Pandora’s ability to profitably attract and retain subscribers; failing to protect the security of the personal information about Sirius’ or Pandora’s customers; interference to Sirius’ or Pandora’s service from wireless operations; Sirius and Pandora engage in substantial marketing efforts and the continued effectiveness of those efforts are an important part of Sirius’ and Pandora’s business; consumer protection laws and their enforcement; Sirius’ or Pandora’s failure to realize benefits of acquisitions or other strategic initiatives; unfavorable outcomes of pending or future litigation; the market for music rights, which is changing and subject to uncertainties; Sirius’ dependence upon the auto industry; general economic conditions; existing or future government laws and regulations could harm Sirius’ or Pandora’s business; failure of Sirius’ satellites would significantly damage its business; the interruption or failure of Sirius’ or Pandora’s information technology and communications systems; rapid technological and industry changes; failure of third parties to perform; Sirius’ failure to comply with FCC requirements; modifications to Sirius’ or Pandora’s business plan; Sirius’ or Pandora’s indebtedness; Sirius’ studios, terrestrial repeater networks, satellite uplink facilities or Sirius’ or Pandora’s other ground facilities could be damaged by natural catastrophes or terrorist activities; Sirius’ principal stockholder has significant influence over its affairs and over actions requiring stockholder approval and its interests may differ from interests of other holders of Sirius’ common stock; Sirius is a “controlled company” within the meaning of the NASDAQ listing rules; impairment of Sirius’ or Pandora’s business by third-party intellectual property rights; changes to Sirius’ dividend policies which could occur at any time; and risks related to the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures. The information set forth herein speaks only as of the date hereof, and Sirius and Pandora disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication. Further information on these factors and other risks that may affect the business are included in filings with the Securities and Exchange Commission (SEC) from time to time, including under the heading “Risk Factors” in our most recent reports on Form 10-K and Form 10-Q.

The financial information contained in this press release should be read in conjunction with the consolidated financial statements and notes thereto included in our most recent reports on Form 10-K and Form 10-Q, each as they may be amended from time to time. Our results of operations for the current period are not necessarily indicative of our operating results for any future periods.

Non-GAAP Financial Measures: To supplement our condensed consolidated financial statements, which are prepared and presented in accordance with accounting principles generally accepted in the United States ("GAAP"), the Company uses the following non-GAAP measures of financial performance: non-GAAP gross profit, non-GAAP net loss, non-GAAP basic and diluted net loss per common share, adjusted EBITDA, non-GAAP product development, non-GAAP sales and marketing and non-GAAP general and administrative. The presentation of this additional financial information is not intended to be considered in isolation from, as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. These non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. In addition, these non-GAAP financial measures may be different from the non-GAAP financial measures used by other companies. These non-GAAP measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures. Management compensates for these limitations by reconciling these non-GAAP financial measures to the most comparable GAAP financial measures within our earnings releases.

Non-GAAP gross profit, non-GAAP net loss, non-GAAP basic and diluted net loss per common share, non-GAAP product development, non-GAAP sales and marketing and non-GAAP general and administrative differ from GAAP in that they exclude stock-based compensation expense, intangible amortization expense, amortization of non-recoupable ticketing contract advances, expense associated with the restructurings, transaction costs, loss on dispositions and loss on extinguishment of convertible debt. The income tax effects of non-GAAP pre-tax loss have been reflected in non-GAAP net loss and non-GAAP basic and diluted net loss per common share.

Adjusted EBITDA: Adjusted EBITDA excludes stock-based compensation expense, provision for income taxes, depreciation and intangible amortization expense, amortization of non-recoupable ticketing contract advances, other expense, expense associated with the restructurings, transaction costs and loss on dispositions.

Stock-based Compensation Expense: consists of expenses for stock options, restricted stock units and other awards under our equity incentive plans. Stock-based compensation is included in the following cost and expense line items of our GAAP presentation: cost of revenue—other, cost of revenue—ticketing service, product development, sales and marketing and general and administrative.

Although stock-based compensation is an expense for the Company and is viewed as a form of compensation, management excludes stock-based compensation from our non-GAAP measures and adjusted EBITDA results for purposes of evaluating our continuing operating performance primarily because it is a non-cash expense not believed by management to be reflective of our core business, ongoing operating results or future outlook. In addition, the value of stock-based instruments is determined using formulas that incorporate variables, such as market volatility, that are beyond our control.

Provision for Income Taxes: consists of expense recognized related to U.S. and foreign income taxes. The Company considers its adjusted EBITDA results without these charges when evaluating its ongoing performance because it is not believed by management to be reflective of our core business, ongoing operating results or future outlook.

Depreciation and Intangible Amortization Expense: consists of non-cash charges that can be affected by the timing and magnitude of business combinations and asset purchases. Depreciation and intangible amortization expense is included in the following cost and expense line items of our GAAP presentation: cost of revenue—other, cost of revenue—ticketing service, product development, sales and marketing and general and administrative. Depreciation and intangible amortization expense also consists of non-cash amortization of non-recoupable amounts paid in advance to the Company’s clients pursuant to ticketing agreements. Amortization of non-recoupable ticketing contract advances is included in the sales and marketing line of our GAAP presentation. Management considers its operating results without intangible amortization expense and amortization of non-recoupable ticketing contract advances when evaluating its ongoing non-GAAP performance and without depreciation, intangible amortization expense and amortization of non-recoupable ticketing contract advances when evaluating its ongoing adjusted EBITDA performance because these charges are non-cash expenses that can be affected by the timing and magnitude of business combinations, asset purchases and new client agreements and may not be reflective of our core business, ongoing operating results or future outlook.

Other Expense: consists primarily of interest expense related to our Convertible Senior Notes and our Credit Facility. The Company considers its adjusted EBITDA results without these charges when evaluating its ongoing performance because it is not believed by management to be reflective of our core business, ongoing operating results or future outlook.

Expense Associated with the Restructurings:consists of employee-related expense recognized in connection with the workforce reductions in the first quarters of 2018 and 2017 and the restructuring in Australia and New Zealand. These costs are included in the following cost and expense line items of our GAAP presentation: cost of revenue—other, product development, sales and marketing and general and administrative. This also consists of professional fees recognized in connection with the reorganization of the Company in the first quarters of 2017 and 2018, which are included in the general and administrative line item of our GAAP presentation. The Company considers its non-GAAP and adjusted EBITDA results without these charges when evaluating its ongoing performance because these charges are not believed by management to be reflective of our core business, ongoing operating results or future outlook.

Transaction Costs: consists of professional and legal fees recognized during the period, primarily related to the potential Sirius acquisition and the AdsWizz acquisition. These costs are included in the general and administrative line item of our GAAP presentation. The Company considers its non-GAAP and adjusted EBITDA results without these charges when evaluating its ongoing performance because these charges are not believed by management to be reflective of our core business, ongoing operating results or future outlook.

Loss on Dispositions: consists of loss on dispositions recognized during the period, primarily related to the Ticketfly disposition, including the cancellation of the convertible promissory note receivable. These amounts were calculated as the decrease in the fair value less costs to sell for sales of our subsidiaries and were recorded as loss on sales during the period. The Company considers its operating results without these charges when evaluating its ongoing non-GAAP and adjusted EBITDA results because these charges are not believed by management to be reflective of our core business, ongoing operating results or future outlook.

Loss on Extinguishment of Convertible Debt: consists of loss on extinguishment of convertible debt recognized during the period. This amount were calculated as the difference in the fair value and carrying value of the convertible debt immediately prior to extinguishment and was recorded as loss on extinguishment of convertible debt during the period. The Company considers its operating results without these charges when evaluating its ongoing non-GAAP and adjusted EBITDA results because these charges are not believed by management to be reflective of our core business, ongoing operating results or future outlook.

Income Tax Effects of Non-GAAP Pre-tax Loss: The Company adjusts non-GAAP pre-tax net loss by considering the income tax effects of its non-GAAP adjustments. The Company is currently forecasting a non-GAAP effective tax rate of approximately 22% to 25% cumulatively for each quarter and the full year 2018. However, the Company is not expected to incur any material cash taxes due to its net operating loss position.

Management believes these non-GAAP financial measures and adjusted EBITDA serve as useful metrics for our management and investors because they enable a better understanding of the long-term performance of our core business and facilitate comparisons of our operating results over multiple periods and to those of peer companies, and when taken together with the corresponding GAAP financial measures and our reconciliations, enhance investors' overall understanding of our current financial performance.

In the financial tables below, the Company provides a reconciliation of the most comparable GAAP financial measure to the historical non-GAAP financial measures used in this earnings release.

###
Contacts:

Derrick Nueman / Conrad Grodd
Investor Relations
investor@pandora.com
(510) 842-6960

Brad Minor
Pandora Corporate Communications
press@pandora.com
(404) 808-3882

Pandora Media, Inc.
Condensed Consolidated Statements of Operations
(in thousands, except per share amounts)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2017 (1)	2018 (1)	2017 (1)	2018 (1)
Revenue
Advertising	$275,741	$291,856	$777,253	$777,480
Subscription and other	84,414	125,772	218,192	344,175
Ticketing service	18,484	—	76,032	—
Total revenue	378,639	417,628	1,071,477	1,121,655
Cost of revenue
Cost of revenue—Content acquisition costs	204,222	222,191	587,517	666,631
Cost of revenue—Other (2)	27,287	39,308	80,259	98,884
Cost of revenue—Ticketing service (2)	11,269	—	50,397	—
Total cost of revenue	242,778	261,499	718,173	765,515
Gross profit	135,861	156,129	353,304	356,140
Gross margin	36%	37%	33%	32%
Operating expenses
Product development (2)	39,469	42,553	120,290	118,788
Sales and marketing (2)	107,588	124,760	378,581	374,351
General and administrative (2)	48,171	47,273	150,650	142,521
Goodwill impairment	—	—	131,997	—
Contract termination (benefit) fees	(423)	—	23,044	—
Total operating expenses	194,805	214,586	804,562	635,660
Loss from operations	(58,944)	(58,457)	(451,258)	(279,520)
Interest expense	(7,592)	(6,768)	(22,377)	(20,799)
Other income, net	559	1,684	866	6,033
Total other expense, net	(7,033)	(5,084)	(21,511)	(14,766)
Loss before (provision for) benefit from income taxes	(65,977)	(63,541)	(472,769)	(294,286)
(Provision for) benefit from income taxes	(266)	(125)	(877)	6,933
Net loss	(66,243)	(63,666)	(473,646)	(287,353)
Net loss available to common stockholders	$(84,562)	$(71,251)	$(506,493)	$(309,774)
Basic and diluted net loss per common share	$(0.34)	$(0.27)	$(2.10)	$(1.19)
Weighted-average basic and diluted common shares	245,810	268,058	241,579	260,327

(1) Includes results for Australia, New Zealand and Ticketfly, where applicable
 (2) Includes stock-based compensation expense as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2018	2017	2018
Cost of revenue—Other	$803	$742	$2,432	$2,284
Cost of revenue—Ticketing service	6	—	69	—
Product development	8,428	8,884	25,765	23,329
Sales and marketing	14,059	11,300	42,657	34,209
General and administrative	6,805	7,912	27,404	22,980
Total stock-based compensation expense	$30,101	$28,838	$98,327	$82,802

Pandora Media, Inc.
Condensed Consolidated Balance Sheets
(in thousands)

	As of December 31,	As of September 30,
	2017	2018
	(audited)	(unaudited)
Assets
Current assets
Cash and cash equivalents	$499,597	$287,523
Short-term investments	1,250	100,119
Accounts receivable, net	336,429	373,418
Prepaid content acquisition costs	55,668	32,219
Prepaid expenses and other current assets	19,220	25,673
Total current assets	912,164	818,952
Convertible promissory note receivable	35,471	—
Property and equipment, net	116,742	107,802
Goodwill	71,243	178,917
Intangible assets, net	19,409	55,557
Other long-term assets	11,293	11,575
Total assets	$1,166,322	$1,172,803
Liabilities, redeemable convertible preferred stock and stockholders’ equity
Current liabilities
Accounts payable	$14,896	$28,406
Accrued liabilities	34,535	72,311
Accrued content acquisition costs	97,751	123,910
Accrued compensation	47,635	45,687
Deferred revenue	31,464	55,678
Total current liabilities	226,281	325,992
Long-term debt, net	273,014	255,272
Other long-term liabilities	23,500	25,660
Total liabilities	522,795	606,924
Redeemable convertible preferred stock	490,849	513,270
Stockholders’ equity
Common stock	25	27
Additional paid-in capital	1,422,221	1,632,178
Accumulated deficit	(1,269,351)	(1,579,125)
Accumulated other comprehensive loss	(217)	(471)
Total stockholders’ equity	152,678	52,609
Total liabilities, redeemable convertible preferred stock and stockholders’ equity	$1,166,322	$1,172,803

Pandora Media, Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands) (unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2017	2018	2017	2018
Operating activities
Net loss	$(66,243)	$(63,666)	$(473,646)	$(287,353)
Adjustments to reconcile net loss to net cash used in operating activities
Goodwill impairment	—	—	131,997	—
Loss on dispositions	9,459	—	9,459	2,173
Loss on extinguishment of convertible debt	—	—	—	14,600
Depreciation and amortization	14,006	16,105	49,121	44,167
Stock-based compensation	30,101	28,838	98,327	82,802
Amortization (accretion) of premium on investments	5	(530)	78	(1,200)
Accretion of discount on convertible promissory note receivable	(171)	—	(171)	(534)
Other operating activities	104	571	290	802
Amortization of debt discount	5,135	4,973	14,934	15,391
Interest income	(258)	—	(258)	(810)
Provision for bad debt	1,577	2,444	10,851	3,960
Changes in operating assets and liabilities
Accounts receivable	(23,888)	(36,271)	(11,294)	(20,160)
Prepaid content acquisition costs	(40,283)	1,240	(33,842)	32,529
Prepaid expenses and other assets	(8,809)	(3,546)	(17,955)	(4,892)
Accounts payable, accrued and other current liabilities	(15,329)	22,592	(257)	26,193
Accrued content acquisition costs	11,538	(1,881)	6,063	26,159
Accrued compensation	545	(620)	(12,646)	550
Other long-term liabilities	(708)	(259)	(532)	(9,286)
Deferred revenue	1,502	2,867	5,618	14,914
Reimbursement of cost of leasehold improvements	—	—	5,236	894
Net cash used in operating activities	(81,717)	(27,143)	(218,627)	(59,101)
Investing activities
Purchases of property and equipment	(4,320)	(2,300)	(12,861)	(7,290)
Internal-use software costs	(3,054)	(4,657)	(13,948)	(15,235)
Payments related to acquisition, net of cash acquired	—	—	—	(66,924)
Purchases of investments	—	(80,158)	—	(244,744)
Proceeds from maturities of investments	11,810	108,420	37,084	147,170
Proceeds from cancellation of convertible promissory note receivable	—	—	—	34,742
Proceeds from sales of subsidiaries, net of cash	122,912	—	122,912	—
Net cash provided by (used in) investing activities	127,348	21,305	133,187	(152,281)
Financing activities
Proceeds from issuance of redeemable convertible preferred stock	307,500	—	480,000	—
Payments of issuance costs	(16,659)	(370)	(29,284)	(4,886)
Repayment of debt arrangements	(90,000)	—	(90,000)	—
Proceeds from employee stock purchase plan	1,866	1,882	8,012	4,156
Proceeds from exercise of stock options	4,698	356	7,836	779
Tax withholdings related to net share settlements of restricted stock units	—	(1,174)	—	(1,651)
Net cash provided by (used in) financing activities	207,405	694	376,564	(1,602)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(55)	(329)	237	(347)
Net increase (decrease) in cash, cash equivalents and restricted cash	252,981	(5,473)	291,361	(213,331)
Cash, cash equivalents and restricted cash at beginning of period	212,099	292,996	201,820	500,854
Less: Decrease in cash and restricted cash held for sale	28,101	—	—	—
Cash, cash equivalents and restricted cash at end of period	$493,181	$287,523	$493,181	$287,523

Pandora Media, Inc.
Reconciliation of GAAP to Non-GAAP Measures
(in thousands, except per share amounts)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2017	2018	2017	2018
Gross profit
GAAP gross profit	$135,861	$156,129	$353,304	$356,140
Stock-based compensation—Cost of revenue	809	742	2,501	2,284
Amortization of intangibles—Cost of revenue	1,567	3,154	5,500	6,260
Expense associated with the restructurings	—	—	390	—
Non-GAAP gross profit	$138,237	$160,025	$361,695	$364,684
Non-GAAP gross margin	37%	38%	34%	33%

Adjusted EBITDA and non-GAAP net loss
GAAP net loss	$(66,243)	$(63,666)	$(473,646)	$(287,353)
Depreciation and amortization	14,006	16,105	49,121	44,167
Stock-based compensation	30,101	28,838	98,327	82,802
Other expense, net	7,033	5,084	21,511	14,766
Provision for (benefit from) income taxes	266	125	877	(6,933)
Expense associated with the restructurings	520	372	8,433	10,619
Goodwill impairment	—	—	131,997	—
Transaction costs	—	9,247	—	13,306
Loss on dispositions	9,459	—	9,459	2,173
Loss on extinguishment of convertible debt	—	—	—	14,600
Contract termination (benefit) fees	(423)	—	23,044	—
Adjusted EBITDA	$(5,281)	$(3,895)	$(130,877)	$(111,853)
Income tax effects of non-GAAP pre-tax loss	8,483	5,356	64,237	32,353
Other expense, net	(7,033)	(5,084)	(21,511)	(14,766)
(Provision for) benefit from income taxes	(266)	$(125)	(877)	6,933
Depreciation	(11,845)	(11,799)	(34,223)	(35,715)
Non-GAAP net loss	$(15,942)	$(15,547)	$(123,251)	$(123,048)

Non-GAAP net loss per common share - basic and diluted	(0.06)	(0.06)	(0.51)	(0.47)
Weighted average basic and diluted common shares	245,810	268,058	241,579	260,327

Pandora Media, Inc.
Reconciliation of GAAP to Non-GAAP Measures continued
(in thousands, except per share amounts)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2017	2018	2017	2018
Product development
GAAP product development	$39,469	$42,553	$120,290	$118,788
Stock-based compensation	(8,428)	(8,884)	(25,765)	(23,329)
Amortization of intangibles	(97)	(97)	(2,173)	(291)
Expense associated with the restructurings	(23)	—	(733)	(622)
Non-GAAP product development	$30,921	$33,572	$91,619	$94,546

Sales and marketing
GAAP sales and marketing	$107,588	$124,760	$378,581	$374,351
Stock-based compensation	(14,059)	(11,300)	(42,657)	(34,209)
Amortization of intangibles	(83)	(871)	(2,966)	(1,351)
Amortization of non-recoupable ticketing contract advances	(230)	—	(3,709)	—
Loss on dispositions	(75)	—	(75)	(100)
Expense associated with the restructurings	(286)	—	(5,493)	(4,608)
Non-GAAP sales and marketing	$92,855	$112,589	$323,681	$334,083

General and administrative
GAAP general and administrative	$48,171	$47,273	$150,650	$142,521
Stock-based compensation	(6,805)	(7,912)	(27,404)	(22,980)
Amortization of intangibles	(184)	(184)	(550)	(550)
Transaction costs	—	(9,247)	—	(13,306)
Loss on dispositions	(9,384)	—	(9,384)	(2,073)
Loss on extinguishment of convertible debt	—	—	—	(14,600)
Expense associated with the restructurings	(211)	(372)	(1,817)	(5,389)
Non-GAAP general and administrative	$31,587	$29,558	$111,495	$83,623

Pandora Media, Inc.
Ad RPM and LPM History
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2017	2018	2017	2018
Advertising RPM	$70.27	$77.84	$62.08	$67.14
Advertising LPM	$37.01	$37.80	$35.36	$36.99

Pandora Media, Inc.
Subscription ARPU and LPU History
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2017	2018	2017	2018
Subscription ARPU	$5.58	$6.68	$5.05	$6.51
Subscription LPU	$3.87	$4.51	$3.33	$4.64